KIRKPATRICK & LOCKHART LLP
                         1800 Massachusetts Avenue, N.W.
                             Washington, D. C. 20036
                             Telephone 202-778-9000

                                December 23, 1996



PaineWebber Investment Trust II
1285 Avenue of the Americas
New York, New York  10019

Dear Sir or Madam:

         PaineWebber Investment Trust II ("Trust") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts on August 10, 1992. The Trust currently consists of one series of shares of beneficial interest: PaineWebber Emerging Markets Equity Fund. We understand that the Trist is about to file a Rule 24F-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, for the purpose of making definite the number of shares which it has registered under the Securities Act of 1933, as amended, and which were sold during the fiscal period July 1, 1996 to October 31, 1996.

         We have, as counsel, been advised of and participated in various business and other matters relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Trust, and other documents relating to its organization and operations. Based on the foregoing, it is our opinion that the shares of the Trust sold during the fiscal period ended October 31, 1996, the registration of which will be made definite by the filing of the Rule 24F-2 Notice, were legally issued, fully paid and nonassessable.

         The Trust is an entity of the type commonly known as a "Massachusetts Business Trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that persons with claims against the Trust shall look solely to the Trust property or to the property of one or more series of the Trust for satisfaction of claims. It also states that notice of such disclaimer may be given in any obligation, contract, instrument, certificate, or undertaking made or issued by the trustees of the Trust on behalf of the Trust. The Declaration of Trust further provides: (i) that the Trust shall indemnify and hold each shareholder harmless from and against all claims and liabilities to which such shareholder may become subject by reason of his being or having been a shareholder and (ii) that the Trust shall reimburse such shareholder out of Trust property for all legal and other expenses reasonably incurred by the shareholder in connection with any claim or liability. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust or series would be unable to meet its obligations.


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PaineWebber Investment Trust II
December 23, 1996
Page 2





         We hereby consent to this opinion accompanying the Rule 24F-2 Notice which you are about to file with the Securities and Exchange Commission.


                                                Very truly yours,


                                                KIRKPATRICK & LOCKHART LLP

                                                /s/ Elinor W. Gammon
                                                --------------------
                                                Elinor W. Gammon